Filed by Time Warner Cable Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

(Commission File No. 001-33335)

On February 13, 2014, the Chairman and Chief Executive Officer of Time Warner Cable Inc. delivered the following employee communication:

Hello everyone! I’m excited to be here today, to tell you more about the transaction we announced this morning with Comcast. This is truly an historic event for our company. As you know, TWC is a one-of-a-kind asset. And I believe that this transaction recognizes our unique value. It’s a phenomenal deal for our employees, our customers, and our shareholders.

The combined company will be, without question, the pre-eminent cable, telecom and entertainment company in the U.S., and we should all be very proud of the role we have in creating it. The new company will have a nearly national platform with the scale to deliver even more innovative products and outstanding customer experiences. That goes for all customers – residential, business services, and advertising.

I believe there will be a lot of opportunity for Time Warner Cable employees in the combined company. Comcast is a successful, dynamic and exciting company. And I have no doubt it will need talented, dedicated employees to serve its expanded customer base.

This is a large and complex transaction, and there is a lot of work required to get regulatory approvals. We expect to close the deal at the end of the year. In the meantime, I fully intend for us to continue to execute on the plans we’ve put in place. I’m very excited about our recent operating momentum. And we shouldn’t take our foot off the gas. Today’s announcement doesn’t change the fact that we want our customers to trust us to connect them to what matters most. And it doesn’t change our desire to build a culture in which we put customers first, we’re empowered and accountable, we do the right thing, and we’re passionate about winning. Nothing would please me more than to end this year with the company in the best shape it’s ever been in.

I realize you’ve been on a rollercoaster ride for months. The speculation about industry consolidation has been a distraction for everyone, and I recognize that while this transaction is incredibly exciting, the prospect of change can also be unsettling. I appreciate your patience and the intense focus you’ve maintained, and will continue to maintain, on serving our customers.

Because of you, Time Warner Cable is a great company. And, together, we can make it an even better place to work and to do business with during our remaining time as a stand-alone company and, in the future, as part of Comcast.

Thank you for all you do. I’m proud of your work and proud to be your CEO.

Important Information For Investors And Shareholders

In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013 and August 16, 2013. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Comcast and Time Warner Cable assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.